

Fax No.001 202 2727050
File No.82-3768



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
D C 205 49

May 27, 2003
Sc-15375



Dear Sirs,

SUPPL

Tata Engineering and Locomotive Company Limited "File No.82-3768" – Information furnished pursuant to <u>Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

> "Pursuant to Clause 22 of the Listing Agreement, we would like to inform you that the Company has announced today the offering of USD 100 million Foreign Currency Convertible Bonds. Enclosed please find the Press Release issued to that effect which is self-explanatory."

Please contact the undersigned in Mumbai at the below-mentioned address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657799 if you have any questions or require additional information.

Yours faithfully,
Tata Engineering & Locomotive Co Ltd



H K Sethna
Company Secretary

PROCESSED
AUG 12 2003
THOMSON FINANCIAL





TATA

immediate use **PRESS RELEASE**



Mumbai, July 24, 2003

Tata Engineering successfully completes a Foreign Currency Convertible Bond Offering

Tata Engineering and Locomotive Company Limited (BSE: TELCO) announced an offering of USD 100 million (including green shoe) Foreign Currency Convertible Bonds on July 23, 2003. The Bonds are expected to be listed on the Luxembourg Stock Exchange, where the Company's GDSs are also listed. The Bonds are convertible into either the Ordinary Shares or GDSs of the Company, at the option of the Bondholders, at a conversion price of around Rs.250 per share, which is at a 17.5% premium to Company's closing share price, on the Bombay Stock Exchange of Rs.213.40 as on July 23, 2003. The Bonds carry a coupon of 1% p.a. and will be redeemable at a premium at the end of 5 years, if not converted into Ordinary Shares or GDSs during this period.

The issue which opened post trading hours of BSE on July 23, 2003 was oversubscribed several times. Citigroup and Merrill Lynch were the joint book runners and underwriters for this offering.

The Company intends to use the aggregate net proceeds for capital and product development expenditures and to prepay and retire some of its debt.

Tata Engineering is India's leading automotive vehicle manufacturing company in India in terms of revenues and one of the largest private sector companies in India in terms of revenues and assets. The Company designs, manufactures and sells a wide range of passenger cars, utility vehicles, and commercial vehicles for transportation of goods and passengers. It is the largest company in the diversified Tata Group in terms of revenues.

The Company sold 106,194 commercial vehicles and 104,155 passenger vehicles in the domestic market in fiscal 2003. Its market share in India in fiscal 2003 was 56% for commercial vehicles, which represented segment shares of 64% in respect of M&HCVs and 44% in respect of LCVs. The Company's market share in the passenger vehicle segment in India in fiscal 2003 was 15%, which represented segment market shares of 22% in respect of MUVs, and 15% market share in the overall passenger car market.

This announcement is not, and is not intended to be, an offer of securities for sale in the United States. Securities of Tata Engineering and Locomotive Company Limited may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. There is not, and is not intended to be, a public offering of the securities of Tata Engineering and Locomotive Company Limited in the United States.

- Ends –

Issued by:
V Krishnan
Vice President (Corporate Communications)
Tata Engineering and Locomotive Company Limited
Phone: +91-22-56657209; Fax: +91-22-56657775
E-mail: vkrishnan@telco.co.in